

January 30, 2014

Via E-mail
John P. Sharp
Vice President, Finance and Chief Financial Officer
Ligand Pharmaceuticals Incorporated
11119 North Torrey Pines Road, Suite 200
La Jolla, CA

> **Re: Ligand Pharmaceuticals Incorporated**
> **Form 10-K for the Fiscal Year Ended December 31, 2012**
> **Filed March 14, 2013**
> **File No. 001-33093**

Dear Mr. Sharp:

We have reviewed your supplemental response and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Select Late-Stage Development or Commercial Programs, page 2

1. We note your response to our prior comment 2. However, it appears that the proposed disclosure of your material late-stage development and commercial programs does not include all of the requested information. With respect to each of the programs identified in this section, please revise your disclosure to provide all of the material terms of your agreements with third parties. If not already disclosed, for each agreement please specifically describe, as applicable:

    - if a partnership or collaboration, describe the purpose and outline the terms of the relationship;
    - ownership rights to related intellectual property;
    - the nature and scope of intellectual property transferred or conveyed;
    - the duration of the agreement;

- the duration of the royalty obligation;
- a description of each party's right to terminate the agreement;
- aggregate potential milestone payments to be received;
- the range of royalties that may be payable (e.g. low single-digit or a range not to exceed ten percent); and
- any other material rights and obligations, including material payment provisions

2. We note your response to our prior comment 3. Please revise your description of "double-digit" royalties payable under your license agreement with Azure Biotech, Inc. to express the potential royalties in terms of a range within ten percent.

Patent and Proprietary Rights, page 10

3. We note your response to our prior comment 4. With respect to each patent discussed in this section, please provide sufficient detail about each patent or related group of patents, including:

- the type of patent protection (e.g., composition of matter, use, etc.); and
- identification of all commercially important patent jurisdictions.

With respect to patent expiration dates, please separately identify the date of expiration for each commercially important jurisdiction.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;
- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact Christina De Rosa at (202) 551-3577, Dan Greenspan at (202) 551-3623 or me at (202) 551-3715 with any other questions.

Sincerely,

/s/ *Daniel Greenspan for*

Jeffrey P. Riedler
Assistant Director